Exhibit 4.190

FIRST AMENDMENT TO THE AGREEMENT FOR SALE AND PURCHASE OF GEOTHERMAL RESOURCE INTERESTS

This documcnt shall be the first amendment ("First Amendment") to that certain Agreement for Sale and Purchase of Geothermal Resource Interests, dated as of December 16, 2004, by and between Layman Energy Associates ("LEA,.), located at 1582 Cordova Drive, San Luis Obispo, CA 93405 and Iceland America Energy ("IAE''), located at 707 Wilshire Boulevard, Suite 4500, Los Angeles, California 90017 (the "First Agreement"). This document shall simultaneously be the First Amendment to that certain Agreement for the Purchase and Sale of Geothermal Resource Interests, dated as of February 19, 2008 by and between IAE and LEA (the "Second Agreement"), and is made and entered into and effective as of the 25th day of October, 2010. LEA and IAE are sometimes hereinafter collectively referred to as the "Parties,'' and individually as a "Party.'' All terms capitalized but not defined herein shall hear the same meaning as set forth in the First and Second Agreements.

RECITALS

WHEREAS, the First Agreement provided for: (i) the sale, assignment and transfer of Lease Applications from LEA to IAE, which Lease Applications secured good and marketable leasehold interests in the geothermal resources represented thereby; (ii) the transfer from LEA to IAE of certain geothermal resource data related to the Truckhaven Resource Area; and (iii) the utilization of grants applied for by LEA from the Department of Energy and the California Energy Commission, which grants pertained to Truckhaven. A true and correct list of the Truckhaven Resource Area leases currently held by IAE is attached hereto as Exhibit A, and made a part hereof;

WHEREAS, the Second Agreement provided for the purchase and sale from LEA to

IAE of all rights title and interests in those certain geothermal resource area projects commonly known to the Parties as Wister, South Brawley and East Brawley, as such geothermal resource areas are defined therein. A true and correct list of any such Wister resource leases to be transferred to Ormat Technologies, Inc. (“Ormat”) per the arrangement described below, is attached hereto as Exhibit C;

WHEREAS, the “Truckhaven Resource Area” shall be defined for purposes of this amendment as that certain area of the subsurface geothermal reservoir located within a five (5) mile radius of the Phillips Petroleum Truckhaven-1 well, with API number 02590504, located in the northeast corner of section 7, T11S-R10E;

WHEREAS, IAE intends to acquire certain holdings at the Truckhaven Resource Area that are currently controlled by Ormat, and a true and correct list of such holdings is attached hereto as Exhibit B. Such holdings will increase the development potential of the Truckhaven Resource Area for IAE and LEA. A copy of the executed Ormat – IAE agreement whereby IAE acquires Ormat’s Truckhaven holdings is included herein as Exhibit D and is made a part hereof;

WHEREAS, in order to accomplish such acquisition, IAE and LEA must each and both abandon and/or transfer to Onnat their respective claims relating to that certain geothermal resource area commonly known by the parties as the Wister resource (as defined in that certain Second Agreement; and

WHEREAS, the parties agree that such abandonment and transfer of their respective claims at Wister shall have the following benefits: (i) an improved lease position at Truckhaven; (ii) the acquisition of an additional well al Truckhaven; (iii) the potential for immediate development of 2 to 5 MW of production using the IAE Truckhaven I and the Phillips Truckhavcn I wells; (iv) to provide to IAE one project with positive development potential versus the current situation in which LAE has two projects without clear development potential; and (v) to improve the return potential to IAE and to LEA and its partners.

NOW THEREFORE, in consideration of the covenants and promises made herein, the sufficiency of which is acknowledged by all Parties, the Parties hereby covenant and agree as follows:

1. Modifications to Section 5 (a) of the First Agreement. In consideration of LEA's cooperation with the drafting and execution of this Amendment, and the transfer of rights, leasehold titles and other interests as contemplated herein, Section 5 (a) of the First Agreement is hereby amended and replaced with the following:

(a) Development Fee. IAE shall pay to LEA Twenty Thousand Dollars ($20,000) per megawatt of the design capacity or nameplate rating for each geothermal resource electricity project that shall be built by IAE or its successors in interest within the Truckhaven Resource Area ("Development Fee"). The Parties covenant and agree that LEA's right to receive such Development Fee shall be independent of the location of any geothermal electric power plants, wells or leases held by IAE or other parties within the Truckhaven Resource Area. Such fees shall be due and payable to LEA upon the close of financing for construction of each electricity project built.

2. Modifications to Section 5(b) of the First Agreement. In consideration of LEA’s cooperation with the drafting and execution of this Amendment, and the transfer of rights, leasehold titles and other interests as contemplated herein, Section 5 (b) of the First Agreement is hereby amended as follows:

“(b) Overriding Royalty. IAE shall pay to LEA an overriding royalty equal to seven tenths of one percent (0.70%) of the gross sale proceeds from the sale of electric power generated by any geothermal power project developed by IAE or its successors in interest in the Truckhaven Resource Area to be paid to LEA not later than ten (10) days after receipt of such proceeds from the utility buyer. The royalty shall be paid independent of the ultimate location of any power plant, production and injection wells and leases held by IAE or other parties within the Truckhaven Resource Area.”

The Parties specifically acknowledge that the $2 million cap on LEA total compensation referred to in Section 5 (b) of the First Agreement is hereby removed as a result of the above modification.

3. Reimbursement of LEA Out-of-Pocket and Manpower Expenses. Upon IAE executing any transaction related to the Truckhaven Resource Area, Wister, South Brawley or East Brawley whereby IAE receives cash compensation, and no later than 10 days after IAE receipt or such compensation, IAE shall pay to LEA an amount equal to Fifty Thousand Dollars ($50,000), which amount shall be intended to reimburse LEA for:

(a) outstanding unpaid consulting services invoices dating back to February 2009;

(b) unbillcd consulting services provided by LEA in support of IAE's operations after April 2009 and through the conclusion of IAE's efforts to market the IAE/LEA projects and obtain the cash compensation defined as the source of payment for the $50,000;

(i). LEA will provide future consulting services support to IAE's marketing efforts regarding Truckhaven, South Brawley and East Brawley, but only to the extent that such consulting work does not conflict with LEA's other consulting responsibilities, and, provided further that LEA does not incur any related out-of-pocket expenses;

(c) any and all legal costs incurred by LEA related to the review of any transaction proposals submitted to LEA by IAE; and

(d) any and all legal costs incurred by LEA related to this Amendment, except that IAE shall prepare, and shall he responsible for the cost of preparing this Amendment.

4. Transfer of Ormat Truckhaven Leaseholds to IAE. The parties agree that all rights, title and interest held by Ormat in Ormat’s Truckhaven leases, a true and correct list of which are attached hereto as Exhibit B (“Ormat Truckhaven Leases”), shall be transferred to IAE. The Parties further agree that such Ormat Truckhaven Leases shall become part of the Truckhaven project which, in combination with other current and future IAE leaseholds, for the basis for LEA’s compensation structure at Truckhaven.

5. Transfer of IAE Wister Leaseholds to Ormat. The parties agree that all rights, title and interest held by IAE in IAE’s Wister leases, a true and correct list of which are attached hereto as Exhibit C (“IAE Wister Leases”), shall be transferred to Ormat. The Parties hereby covenant and agree that the Six Hundred and Eighty Five Dollar ($685,000) additional cash payments that may be due to LEA pursuant to Section 5(b) of the Second Agreement shall apply only to the South Brawley and East Brawley projects after the completion of the lease swap to Ormat that is contemplated by this First Amendment, and the same shall not apply to either the Wister project or the Truckhaven project after the completion of the lease swap contemplated herein.

6. Copy of Ormat-IAE Agreements. Once the Ormat Truckhaven Leases are sold, assigned and transferred to IAE, and the IAE Wister Leases arc sold, assigned and transferred to Ormat, IAE shall provide to LEA true and correct executed copy of the agreement between Ormat and IAE which shall implement such sale, assignment and transfer of leasehold interests.

7. Concurrent Execution of Agreements. The Parties agree that this First Amendment and any agreement agreed to between IAE and Ormat with respect to the subject matter contemplated herein shall be finalized concurrently. The Parties further covenant and agree that this First Amendment and any such agreement between IAE and Ormat as respects the subject matter contemplated herein shall each become effective only upon execution of the other agreement.

8. Monthly Reports to LEA. The Parties covenant and agree that subsequent to the execution of this First Amendment, and any agreement between IAE and Ormat as respects the subject matter contemplated herein, IAE shall provide to LEA monthly reports on any development and/or fundraising progress by IAE at Truckhaven, South Brawley and East Brawley.

9. Integration. This First Amendment constitutes the entire agreement between the Parties pertaining to the subject matter contained herein, and supersedes all prior and contemporaneous agreements, representations and understandings of some or all of the Parties with respect hereto. No supplement, modification, or amendment of this First Amendment shall be binding unless executed in writing by all of the Parties hereto.

10. Counterparts. This First Amendment may be executed by facsimile and in one (1) or more counterparts, each of which shall be deemed an original, and all of which together shall constitute one (l) and the same instrument. The Recitals stated above shall be and are hereby incorporated in and made an integral part or this Agreement by this reference.

11. Choice of Law. This First Amendment shall be governed by the laws of the State of California, without regard to contract of law principles.

lN WITNESS WHEREOF, the Parties affix their signatures hereto as of the date written above.

ICELAND AMERICA ENERGY, INC.

By:	/s/ Paul E. Wilson
Paul E. Wilson
Its:	Chief Executive Officer

LAYMAN ENERGY ASSOCIATES, INC.

By:	/s/ Erik B. Layman
Erik B. Layman
Its:	President

EXHIBIT A

IAE’S TRUCKHAVEN LEASES

Lessor	Private Leases:
SF Pacific Properties, Inc.	~1920 acres (located in three separate parcels in Sections 1, 3 and 6, T11S, R9E, Imperial County, CA), certain subsurface rights including the geothermal resource interests.
BLM:
Bureau of Land Management, U.S. Department of Interior	~1240 acres (located in sections2 and 12, T11S, R9E, Imperial County, CA), geothermal resource lease.
Total Acreage: ~3,160 acres

EXHIBIT B

ORMAT’S TRUCKHAVEN LEASES

Lessor	Private Leases:
Salton Sea Energy Investments, Inc	~184.26 acres (T11S, R10E, Sec.5, Parcels as follows: APN 017-970-13 – ~64.3 acres, APN 017-970-08- ~89.5 acres, APN 017-970-15- ~29.84 acres, APN 017-312-04- ~0.13 acres, APN (017-330-17- ~.037 acres, ANP 017- 330-16-~.012 acres)
John P. Atkinson Jr., Rock Larue Atkinson and Patricia Hughes	~8.205 acres geothermal lease, Imperial County, CA: (Parcels within T11S, R10E, Sec.5, identified as: Parcel #2-APN 017-161-14, Parcel #3- APN 017-161-13, Parcel #4-APN 017-243-02, Parcel #5-APN 017-243-03, Parcel #6-ANP 017-222-01.
William A. Pon, Michael H. Pon, Michelle Pon Burnee, Trustee of The Gurnee Family Trucst, Dated February 21, 1996, and Brian Pon	650.12 acres (T11S, R10E, Sec.7, all of Section 7), mineral only with surface access
William A. Pon, Michael H. Pon, Michelle Pon Burnee, Trustee of The Gurnee Family Trucst, Dated February 21, 1996, and Brian Pon	592.60 acres (T11S, R10E, Sec.9, all that portion of Section 9 lying Westerly of the Westerly boundary line of State Highway No. 86)
William A. Pon, Michael H. Pon, Michelle Pon Burnee, Trustee of The Gurnee Family Trucst, Dated February 21, 1996, and Brian Pon	339.80 acres (T11S, R10E, Sec.15, all that portion of Section 15 lying Westerly of the Westerly boundary line of State Highway No. 86)
William A. Pon, Michael H. Pon, Michelle Pon Burnee, Trustee of The Gurnee Family Trucst, Dated February 21, 1996, and Brian Pon	640.00 acres (T11S, R10E, Sec.17, all of Section 17), 50% interest in geothermal resource
BLM:
Bureau of Land Management, U.S. Department of Interior	651.96 acres (T11S, R10E, Sec.18), geothermal resource lease
Total Acreage: 3,066.92 Gross acres and 2,746.92 net acres
Wells: One 8000ft geothermal well, drilled by Phillips in 1982, tested in 2007, with API number 02590504

EXHIBIT C

IAE’S WISTER LEASES

Lessor:	Private Leases:
Arechiga/Brett	160 acres (T10S, R14E, Sec20)
Nelson/Bulong	40 acres (T10S, R14E, Sec 33), 50% of surface and mineral rights
Spencer	80 acres (T10S, R14E, Sec.33)
Jameson, Jameson and Denny	80 acres (T10S, R14E, Sec. 20) 50% of mineral rights
Jameson, Jameson and Denny	160 acres (T10S, R14E, Sec. 29) 50% of mineral rights
Jameson, Jameson and Denny	184.73 acres (T11S, R14E, Sec.5) 50% of mineral rights
Jameson, Jameson and Denny	5.55 acres (T11S, R14E, Sec.4) 50% of mineral rights
Jameson, Jameson and Denny	180.94 acres (T10S, R10S, Sec.32) 50% of mineral rights
Total Acrege: 891.22 Gross acres, 565.61 Net Acres